Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

08003586

RECEIVED
2008 JUL -3 A 6:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

SUPPL

PRESS RELEASE

June 9, 2008

MESSINA DRILLING AND PRELIMINARY TITAN RESULTS

Messina Minerals Inc. (MMI-TSXV) has received positive initial results from drilling at the Tulks South project in central Newfoundland, Canada. Drilling of Titan 24 'deep earth imaging system' anomalies identified in a 3-line orientation survey (see NR May 5, 2008) is continuing. An expanded Titan geophysical survey is in progress.

Summary

A new zone of massive sulphide mineralization has been discovered in one of two holes completed to date testing Titan 24 geophysical anomalies identified in the 3-line orientation survey. Both Titan targets tested are explained by either massive sulphide or heavily disseminated sulphide mineralization. Both newly identified mineralized zones remain prospective. Collection of Titan survey data from adjacent lines is underway.

The expanded Titan geophysical survey shows two large new anomalies relative to the Boomerang massive sulphide deposit anomaly. Significantly, a large Titan anomaly corresponds to the Zinc Zone area alteration zone and gravity feature along strike from Boomerang. The second large Titan anomaly has been identified beneath the Curve Pond massive sulphide prospect.

Messina's substantial geological and geophysical database highlights prospective anomalous areas. The Titan system has demonstrated the capability to detect sulphide mineralization within these anomalous areas.

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

Drilling Results

A new zone of massive sulphide mineralization has been discovered. Hole BA08-07 tested a Titan anomaly on line 3300E located 1 kilometer across strike in a parallel zone to the Boomerang massive sulphide deposit. The Titan anomaly has a top at approximately 350 meters vertical depth and extends to 750 meters vertical depth. The anomaly is relatively larger than the response from Boomerang. A map of section 3300E showing the Boomerang anomaly as well as the new Titan anomaly is available on the Company's website.

BA08-07 has intersected 0.5 meters of massive exhalative pyritic sulphide from 388.0 to 388.5 meters down hole at a vertical depth of approximately 350 meters at the interpreted top of the Titan anomaly. The geology of the hole is comparable to Boomerang with similar rocks above, within, and below the massive sulphide mineralization. The greater part of the Titan anomaly lies beneath the elevation tested. New Titan survey data acquired in the past two weeks indicates the anomaly is stronger along strike to the southwest.

BA08-06 tested a Titan anomaly on line 1500E located 1.7km southwest and 1.3km across strike from Boomerang in another parallel zone. The anomaly is smaller relative to the response from Boomerang. BA08-06 intersected five zones each between 5m and 25m thick containing 10% to 30% pyrite at the target depth centered at 315m depth.

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United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

Minor base metals were observed at the target including 0.6% lead, 0.7% zinc and 18 g/t silver over 0.3 meters. The observed mineralization is encouraging.

Hole BA08-08 testing a Titan anomaly on 3700E is in progress. Once complete, the drill is expected to begin testing the recently identified Curve Pond Titan anomaly (see description below) while the remainder of the Boomerang grid area is surveyed.

Titan Geophysical Surveying

A new Titan anomaly has been detected beneath the Curve Pond massive sulphide showing associated with a regional iron formation. Historic grab samples from the surface showing outcrop have assayed 26.2% zinc with 1.2% lead. Messina's mapping has traced discontinuous massive sulphide mineralization over a 125 meter strike length at surface. A very strong Titan anomaly has been detected at 400 meters vertical depth beneath the Curve Pond showing. The anomaly is at least 200 meters in strike length and remains open pending additional surveying. A map showing this Curve Pond anomaly is available on the Company's website.

Preliminary results also indicate a significant Titan anomaly within the Zinc Zone alteration zone over 900 meters length between 2700E and 1800E. The Titan anomaly directly correlates with an existing gravity target within the alteration zone. Further data processing as well as additional field surveying is in progress to better define the target.

About Messina

As reported June 21, 2007, the Tulks South project hosts an NI43-101 compliant indicated mineral resource of 1,364,600 tonnes grading 7.1% zinc, 3.0% lead, 0.5% copper, 110 g/t silver and 1.7 g/t gold plus an additional inferred mineral resource of 689,300 tonnes grading 6.5% zinc, 2.8% lead, 0.4% copper, 95 g/t silver, and 1.0 g/t gold at the combined Boomerang and adjacent Domino deposits (Snowden, 2007).

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland in a region known historically for its zinc resources. Messina's strategy is to discover zinc-copper mineralization that is additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, P.Geo., Vice President of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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For further information
Please contact:
Peter Tallman, President or Carey Livingstone, Corporate Communications
(604) 688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

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